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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)<F*>

                            Illini Corporation
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                              (Name of Issuer)


                               Common Stock
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                       (Title of Class of Securities)

                                451773105
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                               (CUSIP Number)

                            Thomas C. Erb, Esq.
                       Lewis, Rice & Fingersh, L.C.
                      500 North Broadway, Suite 2000
                         St. Louis, Missouri 63102
                              (314) 444-7600
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             January 16, 1999
       -------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        SCHEDULE 13D


CUSIP No. 451773105                        Page 2 of 6 Pages


1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Mae H. Noll

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>    (a) []
                                                                (b) []

3       SEC USE ONLY


4       SOURCE OF FUNDS<F*>

        PF/OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


                  7    SOLE VOTING POWER

 NUMBER OF             63,989
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                       63,989

                  10   SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        63,989

12      CHECK BOX IF THE AGGREGATE AMONT IN ROW (11) EXCLUDES CERTAIN
        SHARES<F*>                                             []

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.3%

14      TYPE OF REPORTING PERSON<F*>

        IN

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ITEM 4.  PURPOSE OF TRANSACTION.

   Except as described in the second paragraph of this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;
(vii) any change in the Company's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person; (viii) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

   By letter dated January 16, 1999 to Thomas A Black, Chairman of the Board of the Company, Burnard McHone, President and Chief Executive Officer of the Company and William McCubbin, Secretary of the Company, Charles H. Delano, III requested that he be nominated for election to the Board of Directors of the Company at the 1999 Annual Meeting of the Company's shareholders. Mr. Delano is counsel to the Reporting Person and had been asked by her to seek a position on the Company's Board. A copy of Mr. Delano's aforesaid letter is attached as an exhibit to this filing and is incorporated herein by reference.

   The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   (a) Letter, dated January 16, 1999, to Thomas A Black, Chairman of the Board of the Company, Burnard McHone, President and Chief Executive Officer of the Company and William McCubbin, Secretary of the Company, from Charles H. Delano, III.


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                        SCHEDULE 13D

CUSIP NO. 451773105

                         SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            January 28, 1999
                       ---------------------------------------------
                              (Date)



                            /s/  Mae H. Noll
                       ---------------------------------------------
                            Mae H. Noll



                                       4
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          [LETTERHEAD OF DELANO LAW OFFICES, P.C.]

                      January 16, 1999


Mr. Thomas A. Black,          Mr. Burnard McHone,         Mr. William McCubbin,
Chairman of the Board         President and CEO           Secretary
Illini Corporation            Illini Corporation          Illini Corporation
116 East Fourth Street        3800 NW Territory Dr.       1807 Wren Drive
Stonington, IL 62567          Springfield, IL 62707       Springfield, IL 62703

Gentlemen:

     With this letter, I request that my name be placed in nomination for election to the Illini Corporation board of directors at the 1999 annual meeting.

     This indication of my interest in serving on Illini Corporation's board of directors is the result of several factors, to include, but not necessarily limited to:

        A. Mae H. Noll - As you know, I have represented Mae H. Noll in matters concerning her investment in Illini Corporation.
            She has contacted me to request that I serve on the board of directors to act in the best interests of all shareholders. As you know, Mrs. Noll is the largest single shareholder of Illini Corporation.

        B. Investment - I am a long time shareholder of Illini Corporation and its predecessor financial institutions. Over the last several years, I have become increasingly concerned about the lack of earnings and erosion of assets at the institution. Numerous promises and prophecies of improved performance have been made by management, but have yet to materialize.

        C. Civic Responsibility - Illini Corporation is in a unique position within the financial community of central Illinois. Unfortunately, it has not taken advantage of many of the opportunities to expand and profit by those unique opportunities. As a member of our community, I feel that I can be a positive influence within the institution and the community, which it serves.

        Please forward to my office immediately a copy of all pertinent corporate governance provisions relative to nomination and service as a director (e.g., articles, bylaws, etc.) and any and all paperwork, forms, or the like and guidelines and/or time constraints applicable, required

                                       5

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Mr. Thomas A. Black
Mr. Burnard McHone
Mr. William McCubbin
January 16, 1999
Page two


To be completed in order to have my name appear on the nominating ballot of Illini Corporation's 1999 annual meeting

        I look forward to receipt of the appropriate materials and guidelines. A copy of this letter is going to all members of the Board of Directors with the thought that they should fee free to contact me to discuss prospective improvements for Illini Corporation in advance of the election.

                            Very truly yours,

                            DELANO LAW OFFICES, P.C.

                            /s/ Charles H. Delano, III
                            Charles H. Delano, III

CHD:nr
cc:  All Members, Illini Corporation Board of Directors
     Mae H. Noll


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